GeoVax Labs, Inc.
1900 Lake Park Drive
Suite 380
Smyrna, Georgia 30080
(678) 384-7220
October 18, 2010
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:	GeoVax Labs, Inc. Pre-Effective Amendment No. 6 Registration Statement on Form S-1 File No. 333-165828
Dear Mr. Riedler:
     Enclosed is Pre-Effective Amendment No. 6 to the above-captioned registration statement for GeoVax Labs, Inc. This amendment amends Part II to update several exhibits to reflect changes the Company has agreed to during the course of obtaining its blue sky clearances.
     The Company plans to submit an acceleration request on a timely basis on or after October 22, 2010. Unless unanticipated developments occur, the Company does not plan to file a revised preliminary prospectus prior to effectiveness. As permitted by Rule 430A, the final prospectus will include certain previously omitted information with respect to the offering price, amount of proceeds and other matters dependent on the offering price. The Company will also update recent stock prices and make non-substantive changes in the final prospectus, including the correction of typographical errors. For your information, the non-substantive changes will include the following changes to the prospectus, at “Plan of Distribution”. The Company has agreed to make these changes, shown as a redline, in order to meet the requirements of state blue sky law administrators:
Suitability Standards
     ~~We are only offering units to~~In certain states, including Kansas, Massachusetts, Michigan, New Jersey, Pennsylvania, Virginia and Washington, individuals or other persons who wish to acquire units generally must qualify as “accredited investors” within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended. However, ~~although we reserve~~the Company reserves the right to offer units to other classes of investors ~~if permitted by applicable state~~, such as institutional investors, in any of those states if such offer is exempt from registration under that state’s securities laws.

     Please provide our counsel, T. Clark Fitzgerald III, with a copy of any future correspondence. He can be reached by telephone at (404) 879-2455 or email at cfitzgerald@wcsr.com. His facsimile number is (404) 870-4869.
     Please do not hesitate to contact the undersigned at (678) 384-7224 or mreynolds@geovax.com with any questions or comments.

Very truly yours, GEOVAX LABS, INC.
/s/ Mark W. Reynolds
Mark W. Reynolds
Chief Financial Officer

cc:	Michael Rosenthal, Esq. Robert T. McNally, Ph.D. Clinton D. Richardson, Esq. T. Clark Fitzgerald III, Esq. Susan P. Krause, Esq.